Novus Capital Corporation

8556 Oakmont Lane

Indianapolis, IN 46260

May 12, 2020

VIA EDGAR

Ms. Stacy Gorman

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Novus Capital Corporation

Registration Statement on Form S-1

File No. 333-237877

Dear Ms. Gorman:

Novus Capital Corporation (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:00 p.m., Thursday, May 14, 2020, or as soon thereafter as practicable.

Very truly yours,

NOVUS CAPITAL CORPORATION

By:	/s/ Vincent Donargo
Name: Vincent Donargo
Title: Chief Financial Officer